Thomas S. Harman
Direct Phone:	+1.202.373.6725
Direct Fax:	+1.202.373.6001
thomas.harman@bingham.com
November 6, 2013
Mr. Jim O’Connor
Senior Counsel
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Re: Nuveen Credit Strategies Income Fund (the “Fund”)
File Nos. 333-188655 and 811-21333
Dear Mr. O’Connor:

On behalf of our client, Nuveen Credit Strategies Income Fund (the “Fund”), we have filed under the Securities Act of 1933, as amended (the “Securities Act”) and the Investment Company Act of 1940, as amended, on October 17, 2013 Post-Effective Amendment No. 1 to the Fund’s registration statement on Form N-2 (File Nos. 333-188655 and 811-21333) (the “Registration Statement”). This filing was made solely to update the Fund’s financial statements and make other non-material updates. Though most of the Nuveen closed-end funds filing shelf registration statements have obtained no-action relief allowing their annual updates to go automatically effective, the Fund has not yet obtained such relief. We are therefore filing the Fund’s annual update on POS 8C for review. We are hoping to file Post-Effective Amendment No. 2 to the Registration Statement and have it declared effective on November 22, 2013 or shortly thereafter.

In Securities Act Release No. 6510 (February 15, 1984) (the “Release”), the Division of Investment Management of the Securities and Exchange Commission (the “SEC”) announced review procedures for investment companies providing for expedited or partial review of investment company registration statements, in the discretion of the Staff, if certain conditions are met. The Release requests that information be furnished to the Staff concerning the extent to which the current filing contains disclosure information that is similar to information contained within filings of the same complex that previously were reviewed by the SEC Staff.

The Registration Statement is substantially identical to that in the Fund’s Pre-Effective Amendment No. 1 (File Nos. 333-188655 and 811-21333) (“PEA No. 1”), filed with the SEC on July 9, 2013. PEA No. 1 was filed to register new shares of the Fund. As counsel to the Trust, we hereby request, in reliance upon the Release, that the Registration Statement receive selective review by the SEC and its Staff because of its substantial similarity to the disclosure contained in PEA No. 1.

November 6, 2013 Page 2

If you have any additional questions or comments, please do not hesitate to contact me at 202.373.6725 or Trina Hopkins at 202.373.6193.

Sincerely yours,

/s/ Thomas S. Harman

Thomas S. Harman

cc:	Kevin McCarthy

Gifford Zimmerman